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06009413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/05** (MM/DD/YY) AND ENDING **03/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

445 Park Avenue
(No. and street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Yasuto Sengoku **212-705-0882**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

RECEIVED
MAY 25 2006
152 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

I, Yasuto Sengoku, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company) as of and for the year ended March 31, 2006, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Date May 22, 2006

President & CEO

Title

Notary Public

PAUL T. NICHOLSON
…Y PUBLIC-STATE OF NEW YORK
No. 01NI6119973
…ed In Westchester County
…xpires December 13, 2008

STATEMENT OF FINANCIAL CONDITION

The Bridgeford Group, Inc. (A wholly-owned subsidiary of
Mizuho Securities Co., LTD. – a Mizuho Company)

March 31, 2006

with Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company), (the "Company") as of March 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at March 31, 2006, in conformity with accounting principles generally accepted in the United States.

May 22, 2006

Ernst & Young LLP

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$ 3,566,138
Securities owned - at market value	19,914,798
Fees receivable	443,217
Interest receivable from affiliate	3,860
Premises and equipment, net	64,822
Other assets	360,498
TOTAL ASSETS	$24,353,333

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 377,136
Payable to affiliate	27,507
Deferred rent	8,618
Total liabilities	413,261
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Accumulated deficit	(1,059,928)
Total stockholder's equity	23,940,072
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$24,353,333

See notes to statement of financial condition.

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2006

1. GENERAL

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company, which is a wholly-owned subsidiary of Mizuho Financial Group. The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank Limited and The Industrial Bank of Japan, Limited merged to form Mizuho Financial Group. In connection with this merger, on March 25, 2002, The Bridgeford Group (NY), Inc. and its parent The Bridgeford Group, Inc., both wholly-owned subsidiaries of The Industrial Bank of Japan, Limited, combined their operations. The combined company was renamed The Bridgeford Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

Securities Owned
Securities transactions are recorded on a trade date basis and are recorded at market value.

Fee Income
Fee income is recognized when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered on an accrual basis.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to be liquid investments with initial maturities of three months or less.

Income Taxes
The Company accounts for incomes taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable.

Financial Instruments
The Company's financial instruments are carried at fair value or at amounts which approximate fair value. Assets and liabilities including cash and cash equivalents, receivables, and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

Premises and Equipment
Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the declining balance method.

3. PREMISES AND EQUIPMENT

Premises and equipment consist of the following as of March 31, 2006:

Furniture and fixtures	$ 55,975
Computers and telephones	88,483
Leasehold improvements	11,558
Subtotal	156,016
Less accumulated depreciation and amortization	(91,194)
Premises and equipment - net	$ 64,822

Depreciation and amortization expense for the year ended March 31, 2006 was $15,660.

4. SECURITIES OWNED

At March 31, 2006, the Company had government agency securities with a market value of $19,914,798, included in securities owned on the statement of financial condition. Certain trading activities expose the Company to various risks. These risks are managed in accordance with established management policies and procedures.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity.

5. INCOME TAXES

The Company has a federal tax net operating loss ("NOL") carryforward of approximately $15,433,000, which begins to expire after March 31, 2006. The Company also has a state NOL carryforward of approximately $2,485,000, which will begin to expire after March 31, 2024. The Company also has an alternative minimum tax credit carryforward of approximately $62,000. The alternative minimum tax credit may be carried forward indefinitely. The Company has a Federal deferred tax asset at March 31, 2006 of $5,535,000, and a state and local deferred tax asset at March 31, 2006 of $267,000. The deferred tax asset is primarily attributable to the tax benefit of the net operating loss carryforward. The Company has recorded a valuation allowance against the entire deferred tax asset because, in the opinion of management, it is more likely than not the benefit resulting from the asset will not be realized.

6. RELATED PARTY TRANSACTIONS

Total cash and cash equivalents include interest-bearing deposits with an affiliate plus accrued interest in the amount of $2,861,047 at March 31, 2006. Interest-bearing deposits with an affiliate are placed with Mizuho Holdings Corporate Bank – Cayman Branch.

7. COMMITMENTS AND CONTINGENCIES

The Company signed a long-term office lease agreement for the period March 1, 2002 through April 30, 2007. The lease includes provisions for escalation and provides certain rent incentives over the initial years of the lease.

The minimum lease obligation at March 31, 2006 is as follows:

Year Ending March 31,	Minimum Annual Rental
2007	209,230
Thereafter	17,436
	$ 226,666

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule (the "Rule 15c3-1") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2006, the Company had net capital of $20,156,743, which was $20,129,192 in excess of minimum net capital requirements of $27,551. The Company's ratio of aggregate indebtedness to net capital was 0.021 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.